ABRAXAS PETROLEUM CORPORATION
www.abraxaspetroleum.com

September 9, 2014

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention:	Anne Nguyen Parker
Karina V. Dorin

Re:	Abraxas Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 001-16071

Ladies and Gentlemen:

We are writing to supplement our previous response to Comment 11 of the Staff’s comment letter dated July 25, 2014.  For purposes of convenience, we have repeated the Staff’s comment and set forth our supplemental response below.

Comment No. 11:  Please tell us what consideration you have given to filing as exhibits under Item 601(b)(10) your real estate lien note and the note by Raven Drilling, LLC with respect to the rig loan agreement dated September 19, 2011 that was finalized February 14, 2012.

Abraxas Supplemental Response:  Abraxas previously filed the note by Raven Drilling with respect to the rig loan as Exhibit 10.1 to our Current Report on Form 8-K filed on February 16, 2012. Abraxas agrees to list the note on the Exhibit Index to its Annual Report on Form 10-K beginning with its Annual Report on Form 10-K for the year ended December 31, 2014 for so long as the note remains outstanding.

Abraxas Petroleum Corporation acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (210) 757-9835 or Bill Krog, Abraxas’ Chief Accounting Officer at (210) 757-9832, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

                         /s/Geoffrey R. King

Geoffrey R. King,
Vice President and Chief Financial Officer

18803 Meisner Drive
San Antonio, Texas 78258
Phone: 210.490.4788    Fax: 210.918.6675
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